Exhibit 99.1

LOS ANGELES
213-892-4000
FAX: 213-629-5063

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-20-7615-3000
FAX: 44-20-7615-3100

FRANKFURT
49-(0)69-71914-3400
FAX: 49-(0)69-71914-3500

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

MILBANK, TWEED, HADLEY & McCLOY LLP 1 CHASE MANHATTAN PLAZA NEW YORK, NY 10005-1413 212-530-5000 FAX: 212-530-5219 May 3, 2012	BEIJING (8610) 5969-2700 FAX: (8610) 5969-2707 HONG KONG 852-2971-4888 FAX: 852-2840-0792 SINGAPORE 65-6428-2400 FAX: 65-6428-2500 TOKYO 81-5410-2801 FAX: 81-5410-2891

Credit Suisse
11 Madison Avenue
New York, New York 10010

Dear Sirs and Mesdames:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. IR-8 dated April 30, 2012, relating to Fixed Rate Securities due May 3, 2017 (the “Pricing Supplement”), to the product supplement no. IR-I dated March 30, 2012, relating to Securities Linked to One or More Reference Rates (the “Product Supplement”), to the prospectus supplement dated March 23, 2012, for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes, relating to the prospectus dated March 23, 2012, contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, for U.S. federal income tax purposes, the securities will be treated as fixed rate debt instruments, and will not be treated as having original issue discount (as those terms are used in the Product Supplement).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Material United States Federal Income Tax Considerations” in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours, /s/ Milbank, Tweed, Hadley & McCloy LLP

BK/AW